

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 25, 2015

VIA E-mail
Mr. Anthony J. Park
Chief Financial Officer
Fidelity National Financial, Inc.
601 Riverside Avenue
Jacksonville, FL 32204

>   **Re: Fidelity National Financial, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-32630**

Dear Mr. Park:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Consolidated Financial Statements

1. You state on page 70 that on June 30, 2014 you completed a recapitalization of FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock. Please tell us the following:
    *   Why you present information about FNF Group and FNFV Group tracking stocks and do not present information about FNF common stock on the consolidated balance sheets and consolidated statements of equity.
    *   Why you present, for each period, earnings per share attributable to Old FNF common shareholders.
    *   Why you do not present consolidated earnings per share, for each year, for FNF reflecting retroactive effect of shares issued in the recapitalization.
    *   Why, if the earnings per share and earnings attributable to FNF Group and FNFV Group are for the period from July 1 to December 31, 2014, you do not clearly denote as such on the face of the consolidated statements of earnings. And consequently,

why you base the weighted average shares outstanding for the respective earnings per share for FNF Group and FNFV Group for a year rather than the period from July 1 to December 31, 2014.

Notes to Consolidated Financial Statements
Note D. Investments, page 83

2. Please tell us why separate financial statements are not required for your less than 50% owned equity investee, Ceridian HCM Inc., consistent with Rule 3-09 of Regulation S-X as it appears the significance test has been met.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants, Christine Allen Torney at (202) 551-3652 or Mary Mast at (202) 551-3613 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance